August 20, 2025

Joel Fruendt
Chief Executive Officer
SenesTech, Inc.
13430 North Dysart Road, Suite 105
Surprise, Arizona 85379

        Re: SenesTech, Inc.
            Registration Statement on Form S-3
            Filed August 15, 2025
            File No. 333-289650
Dear Joel Fruendt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Katherine Beck, Esq.